SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 13, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTRACT TO PROVIDE PUBLIC WATER SUPPLY AND SEWAGE SERVICES

TITLE I – PARTIES AND PREAMBLE

By means of this instrument, the PARTIES,

the STATE OF SÃO PAULO, in this act represented by Governor Alberto Goldman, hereinafter referred to as the STATE;

the MUNICIPALITY OF SÃO PAULO, in this act represented by its Mayor, Gilberto Kassab, hereinafter referred to as the MUNICIPALITY, and the COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO, in this act represented by its Chief Executive Officer, Metropolitan Officer, Chief Financial Officer and Investor Relations Officer, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, in this Capital, CEP 05429-900, hereinafter referred to as the SABESP;

Considering:

  the execution of the CONVENTION between the STATE and the MUNICIPALITY, with the intervention and consent of the SABESP, with the purpose of acting together to offer universal and appropriate water supply and sewage services in the Capital (SERVICES);
  that the SERVICES for the Capital were created and have been managed by the STATE, currently through the SABESP;
  that the STATE and the MUNICIPALITY have divergent claims with respect to the state and/or municipal roles in providing the SERVICES;
  that, independent of whether the SERVICES are owned by the state and/or the municipality, the relations with the SABESP may be maintained and should be formalized;
  the need to ensure the appropriate provision of the SERVICES, for current and future generations;
  that the MUNICIPALITY and the STATE are authorized to execute a contract with the SABESP and to agree to the regulation of it by the ARSESP;
  that the investments to be made by the SABESP shall be defined in conjunction with the STATE and the MUNICIPALITY, subject to the Municipal, Metropolitan and State Sanitation Plans, through intermediation by a Management Committee formed by the representatives indicated by the two entities;
  the need to link the SERVICES with the urban development, drainage, housing, poverty reduction, and environmental and health protection policies, both at the state and municipal levels;
  the APPLICABLE LAW, the CONVENTION and the REGULATION;
  the realization of a public audience and consultation regarding this CONTRACT;

the PARTIES resolve to execute this CONTRACT, formed by the following stipulated Clauses and conditions and the Annexes that form part of it for all purposes under the law, which are listed below:

ANNEX I (Plan for service provision and quality goals)

ANNEX II (Investment Plan)

ANNEX III (SABESP economic-financial proposal)

ANNEX IV (Assets and rights report)

ANNEX V (Municipal Sanitation Plan)

ANNEX VI (Master Plans to Produce Water and Treat Sewage)

ANNEX VII (Strategy to Coordinate State, Municipal and Sabesp Investments)

ANNEX VIII (Term of Acknowledgement and Notice)

ANNEX IX (Performance Indicators)

TITLE II – PURPOSE, APPLICABLE LAW AND INTERPRETATION

CHAPTER 1 – PURPOSE

Clause 1.       The STATE and the MUNICIPALITY assure the SABESP of the right to explore the provision of public services to supply water and sewage services of the Capital (SERVICES), with exclusivity and for so long as this CONTRACT remains in effect.

§1.       The SERVICES encompass the following activities:

a)  protection of watersheds, in coordination with the other STATE and MUNICIPAL bodies;

b)  capture, adduction and treatment of untreated water;

c)  adduction, reservation and distribution of treated water;

d)  collection, transport, treatment and final disposal of sewage;

e)  adoption of other basic sanitation and environmental measures.

§2.       The rights afforded to the SABESP by this CONTRACT are granted to it on the condition that the SABESP comply with its obligations in accordance with the CONVENTION and this CONTRACT.

§3.       The SABESP shall implement the goals set forth in ANNEX I (Plan for service provision and quality goals), in order to attend to the provisions of Clause 6 of this CONTRACT; the attainment of the goals, however, will depend on investments by the MUNICIPALITY through the strategies provided in ANNEX VII (Strategy to Coordinate State, Municipal and Sabesp Investments).

§4.       The guarantee of exclusivity mentioned in this clause is not conditional and shall not be affected by any determination, by any authority, of the ownership of the basic sanitation service for the Capital.

§5.       With respect to the protection of watersheds, in coordination with the competent bodies, the responsibilities of the SABESP are as expressly set forth in the Investment Plan (ANNEX II), as amended from time to time.

§6.       If the SABESP comes to assume the costs of operating and maintaining the areas acquired to protect the watersheds, such costs shall give rise to economic-financial rebalancing of this CONTRACT.

CHAPTER 2 – APPLICABLE STANDARDS

Clause 2.          This CONTRACT is fulfilled pursuant to the intent of the PARTIES, as expressed in its clauses and conditions, and to the precepts of Public Law, applying supplementally the principles of the General Theory of Contracts and the provisions of Private Law, as specified.

§1.       Regardless of the intent of the PARTIES, the regulations issued by the ARSESP shall apply, as long as they are compatible with the conservation of perfected legal acts and do not conflict with higher-ranking standards.

§2.       The legal regime of this CONTRACT confers upon the STATE and the MUNICIPALITY the prerogatives to:

a)  together, unilaterally amend it to better represent the public interest, while ensuring its economic-financial balance;

b)  arrange for its termination in the circumstances and as provided in CHAPTER 2 - EXTINCTION OF THE CONTRACT of TITLE VIII – DURATION AND EXTINCTION OF THE CONTRACT;

c)   by intermediation of the ARSESP, monitor its execution and apply the sanctions stipulated in this CONTRACT, as well as those provided by law, due to partial or complete breach.

CHAPTER 3 – GLOSSARY

Clause 3.      For purposes of this CONTRACT, the following terms shall have the following meanings:

a)    REGULATORY IMPACT ASSESSMENT: a technique of social controls, including public consultation and/or audience, of the regulatory activity in which the regulator makes explicit, in its administrative proceeding, advantages and disadvantages of the regulatory measured to be adopted by the ARSESP;

b)     ENTAILED ASSETS: the package of infrastructure, installations, edifices, and equipment linked to the SYSTEMS necessary for the deployment, operation, conservation, maintenance and provision of the SERVICES, acquired by the SABESP or constructed by it, destined exclusively or shared with the users of the MUNICIPALITY, including all the expansions to be realized during the period of the CONTRACT, as well as the databases and registries of networks and users;

c)     SEPARATE ASSETS: the areas remaining from expropriations, the areas for the administrative use of the SABESP and the areas that are no longer employed in the provision of the SERVICES;

d)    MANAGEMENT COMMITTEE: the committee formed by members of the STATE and the MUNICIPALITY, provided in the CONVENTION and addressed in Clause 5 of this CONTRACT;

e)    CONTRACT: this contract;

f)      SOCIAL CONTROLS: the package of mechanisms and procedures that guarantee to the society information, technical representations and participation in the processes of formulating policies, planning and evaluation related to the SERVICES;

g)    CONVENTION: the Convention signed by the STATE and the MUNICIPALITY, with the intervention of the ARSESP and the SABESP, on  23/06/2010;

PARTNER ENTITIES of the MUNICIPALITY: the entities convened or that act in partnership with the MUNICIPALITY in the areas of health, social assistance and education;

h)    MUNICIPAL FUND: Fundo Municipal de Saneamento Ambiental e Infraestrutura, as provided for in Municipal Law nº 14.934/09;

i)        EXTRAORDINARY INVESTMENTS: the investments not provided for in ANNEX II (Investment Plan) nor in its amendments or revisions;

j)      APPLICABLE LAW: the Federal Constitution; the State Constitution; Federal Law nº 8.666 of June 21, 1993, Federal Law nº 8.987 of February 13, 1995, Federal Law nº 11.107 of April 6, 2005, Law nº 11.445 of January 5, 2007; State Laws (ordinary) nº 7.835 of May 8, 1992, and (complementary) nº 1.025 of December 7, 2007; State Decrees nº 41.446 of December 16, 1996, nº. 52.455 of December 7, 2007;  Municipal Laws nº 13.369 of June 3, 2002 and nº 14.934 of June 18, 2009, and other pertinent standards;

k)    OTHER PRICES: prices of the services provided by the SABESP to the users and others related to the SERVICES, but not remunerated by the TARIFF;

l)       OTHER REVENUES: the revenues arising from alternative, complementary or accessory activities, and those derived from associated projects, not related to the provision of the SERVICES to the users;

m) PURA: Programa de Uso Racional of water;

n)  METROPOLITAN REGION: region composed by municipalities under the terms of State Complementary Law nº 94/74;

o)   REGULATION: standards issued by the ARSESP and subordinate in the hierarchy to the APPLICABLE LAW;

p)   REVERSION: transfer to the STATE and/or MUNICIPALITY, of the ENTAILED ASSETS in the provision of SERVICES;

q)    SERVICES: the public water supply and sewage services of the Capital, comprising the activities mentioned in §1 of Clause 1 of this CONTRACT;

r)      APPROPRIATE SERVICE: service that satisfies the conditions of regularity, continuity, efficiency, safety, timeliness, generality, courtesy in its provision and reasonableness of the tariffs;

s)     SYSTEMS: package of assets, installations, equipment, machines, apparati, edifices and accessories included in the water and sewage systems, that are the object of the CONTRACT, necessary for the provision of the SERVICES, comprising the COLLECTION SYSTEMS, DISTRIBUTION SYSTEMS, PRODUCTION SYSTEMS and TREATMENT SYSTEMS, that shall revert to the STATE and/or to the MUNICIPALITY when the CONTRACT is extinguished;

t)     COLLECTION SYSTEMS: the package of infrastructure and installations necessary to collect and transport sewage;

u)    DISTRIBUTION SYSTEMS: the package of infrastructure and installations necessary to adduce, reserve and distribute treated water;

v)    PRODUCTION SYSTEMS: the package of infrastructure and installations necessary to capture, adduce, treat and reserve untreated water;

w)  TREATMENT SYSTEMS: the package of infrastructure and installations necessary for the treatment and final disposal of sewage, including, those related to the reuse of water; and

x)   TARIFFS: prices to be paid by users for the use of the SERVICES.

TITLE III - REGARDING SERVICES

CHAPTER 1 – EXPANSION AND QUALITY

SECTION 1 - PLANNING

Clause 4.         The planning of the SERVICES shall be the responsibility of the STATE and the MUNICIPALITY, which will perform these activities under the terms of the CONVENTION.

Clause 5.      The MANAGEMENT COMMITTEE shall establish processes capable of making the State, Municipal and, if applicable, Metropolitan Sanitation Plans compatible, both in terms of preparing the investment planning, and in terms of execution by the SABESP.

Sole paragraph. The SABESP shall have the right to participate in its meetings and to manifest itself regarding the agenda and decisions of the Committee, as provided in the internal rules, without the right to vote.

Clause 6.         The investment plans to be presented by the SABESP during the execution of the CONTRACT shall strive to reach the goals set forth in ANNEX I (Plan for service provision and quality goals), in order to:

a) universalize the services;

b) maintain the universalization of such services until the end of the CONTRACT;

c) continuously improve the quality of the services provided, especially of environmental health, as established in this Contract.

§1.       The investment plans to be executed by the SABESP shall be compatible with the activities and programs provided in the State, Municipal and, if applicable, Metropolitan Sanitation Plans.

§2.       At least 180 days before each quadrennial review of this CONTRACT, the SABESP shall send the MANAGEMENT COMMITTEE the updates of ANNEX II (Investment Plan), principally with respect to the investments to be executed in the subsequent period, in order to verify compliance with the provisions of this Clause.

§3.       The MANAGEMENT COMMITTEE may, within 60 days of receipt of the proposal of investments under the terms of the previous paragraph, suggest to the SABESP changes to ANNEX II (Investment Plan), as duly justified.

§4.       The suggestions of the MANAGEMENT COMMITTEE to change ANNEX II (Investment Plan) shall be immediately communicated to the ARSESP, accompanied by the manifestation of the SABESP, it falling to the ARSESP to analyze the impacts of the proposals offered by the MANAGEMENT COMMITTEE on the economic-financial balance of the CONTRACT, indicating, if the case, the possible measures for rebalancing.

§5.       Once in possession of the position of the ARSESP, the MANAGEMENT COMMITTEE shall definitively resolve the matter, and it may opt for any of the rebalancing measures indicated by the ARSESP.

Clause 7.          Except in emergency situations, the EXTRAORDINARY INVESTMENTS shall be previously and expressly authorized by the MANAGEMENT COMMITTEE, under penalty of the respective costs not being included in the calculation of any eventual indemnity owed to the SABESP upon expiration of the contract.

Clause 8.          SABESP’s requests to the MANAGEMENT COMMITTEE in the previous Clause shall clearly state:

a)  the reasons for the acquisition, construction or deployment of ENTAILED ASSETS;

b)  if applicable, the treatment that it intends to give the portions of the EXTRAORDINARY INVESTMENTS that will not be amortized until the end of the contract;

c)     other information and elements requested by the MANAGEMENT COMMITTEE.

§1.       The MANAGEMENT COMMITTEE shall pronounce itself, in writing, depending on the urgency of the case, within 90 days regarding SABESP’s requests as provided in this Clause 8.

§2.       The SABESP, in emergency situations, shall adopt appropriate measures for the continuity and regularity of the services, and give notice to the MANAGEMENT COMMITTEE.

SECTION 2 – INVESTMENTS OF THE SABESP

Clause 9.               This CONTRACT presupposes SABESP’s obligation, subject to the provision in Clause 35, to make the necessary investments for the SYSTEMS to function.

SECTION 3 – INVESTMENTS OF THE STATE AND THE MUNICIPALITY

Clause 10.          The PARTIES recognize that part of the investments provided for in ANNEX II (Investment Plan) only may be made by the SABESP if the STATE and the MUNICIPALITY execute their  housing plans, among others, under the terms set forth in Annex VII (Strategy to Coordinate State, Municipal and Sabesp Investments).

Sole paragraph. The SABESP shall indicate to the STATE and to the MUNICIPALITY the investments provided in the state and municipal plans or projects that constitute presuppositions to SABESP’s making its investments contained in ANNEX II (Investment Plan), and shall alert the STATE and the MUNICIPALITY of delays that could impede compliance with ANNEX I (Plan for service provision and quality goals).

Clause 11.           The MANAGEMENT COMMITTEE, without prejudice to its other attributions, shall suggest measures that lead to the compatibility of state and municipal investments with those to be realized by the SABESP, to facilitate the goals of universalization of the water supply and sewage services in the Capital.

  SECTION 4 – EXPROPRIATIONS

Clause 12.         When the SABESP so requests, the STATE and/or the MUNICIPALITY shall be responsible for:

a)  declaring fixed assets to be of public utility, as a matter of urgency, for purposes of expropriation or institution of an administrative easement, and shall also be responsible for permitting the SABESP to take the administrative or judicial actions necessary to effect the expropriations or easements;

b)  establishing administrative limitations and authorizing temporary occupation of real assets, to assure performance of the services and work, as well as the conservation of the entailed assets for the provision of the water supply and sewage services.

Clause 13.  In order to comply with the obligations pertinent to the expropriations or institution of administrative easements, the SABESP shall:

a)  timely present to the STATE or the MUNICIPALITY all the elements and documents necessary for the declaration of public utility of the properties to be expropriated or upon which administrative easements shall be instituted, pursuant to applicable law;

b)  conduct the expropriation processes or the institution of administrative easements, taking responsibility for all the related costs, including those relating to the acquisition of the properties and to the payment of indemnities or any other compensation arising from the expropriation or of the institution of easements or other related burdens or encumbrances, while also considering any eventual temporary use of real assets or the reallocation of goods or persons, as well as the expenses for processing costs, and lawyers’ and experts’ fees;

§1.       The SABESP shall notify the MANAGEMENT COMMITTEE and the ARSESP with respect to the progress of the administrative or judicial proceedings relating to expropriations, including the amounts of indemnities paid to the expropriated parties, by agreement or judicial decision.

§2.       It is the responsibility of the STATE or of the MUNICIPALITY, as may be the case, only to declare the public utility of the properties to be expropriated or upon which an easement will be instituted, including those for temporary use.

SECTION 5 – CONTRACTING AND QUALITY OF THE INVESTMENTS

Clause 14.  The MANAGEMENT COMMITTEE and/or the ARSESP shall be responsible for soliciting information about contracting companies to execute the civil construction and deployment of the infrastructure necessary to provide the SERVICES, as well as about the basic conditions of the respective contractings, such as their scope, responsibilities, guarantees, form of remuneration and periods.

CHAPTER 2 - EXECUTION OF THE SERVICES

SECTION 1 – WATER SUPPLY AND SEWAGE SERVICES

Clause 15.  The SERVICES shall be provided in such a way as to satisfy the conditions of regularity, continuity, efficiency, safety, modernity, generality, courtesy in its provision and reasonableness of the tariffs, under the terms of Annex IX – Performance Indicators.

§1.       The SERVICES may be interrupted by the SABESP, as long as previously communicated to the ARSESP and disclosed to the users at least 5 (five) business days beforehand, except if another period is provided for in law or REGULATION.

§2.       Under exceptional circumstances, the SERVICES may be interrupted by the SABESP, without warning to the user and to the ARSESP, in the following situations, as well as any others permitted by law or by the ARSESP:

a)   emergency situations that imminently threaten the safety of persons and goods;

b)   tampering with any tubing, meter or other installation of the SABESP, on the part of the user and/or third party;

c)   force majeure or act of God.

§3.       The SERVICES may be interrupted by the SABESP, after prior notice to the user, in the period provided by law and REGULATION, in the following situations, as well as others permitted by law or by the ARSESP:

a)   default in the payment of the TARIFFS by the user of the SERVICES, after having been formally notified;

b)   refusal by the user to permit installation of a device to measure water consumed, even after having been notified;

c)   reasons of a technical nature or for the safety of persons and of the installations;

d)  refusal by the user to be connected to the network responsible for the collection and removal of the sewage when the connection is feasible;

e)   declaration of a regime of scarcity, suspension, restriction of use or rationing of water resources, due to insufficiency of the quantity or quality of water resources or of the SERVICES.

§4.       The SABESP shall arrange measures to assure minimum conditions of maintenance of the functioning of establishments for health, social assistance, education, prisons, detention centers, and institutions for the collective internment of persons.

§5.       The SABESP is responsible, in any of the situations listed in this clause, for making reasonable arrangements in the sense of reducing interruptions, to those that are strictly necessary for the service.

Clause 16.  The MUNICIPALITY shall take reasonable measures, in accordance with municipal legislation, in order to compel permanent urban edifices to be hooked up to the public networks for water supply and sewage collection, under the terms of article 45 of Federal Law nº 11.445/07, without prejudice to the application by the SABESP of the provision in part “d”, of § 3, of the prior clause.

Clause 17.  The SABESP shall provide the SERVICES to users whose installations are in compliance with the REGULATION in force.

SECTION 2 - REGARDING ALTERNATIVE COMPLEMENTARY SERVICES AND ASSOCIATED PROJECTS OR DEVELOPMENTS

Clause 18.  The SABESP may explore other complementary or alternative activities or services, as well as participate in associated projects, so long as such exploration:

a)   does not compromise the standards of quality of the SERVICES;

b)   does not harm the normal provision of the SERVICES;

c)   is not incompatible with the purpose of the CONTRACT, subject to the legislation in force, including the laws governing the activities and services of the SABESP.

Sole paragraph. When these activities involve the use of ENTAILED ASSETS, the ARSESP shall consider at most 35% (thirty-five percent) of the net income, not counting Income and Social Contribution taxes obtained in the activity mentioned in this Clause 18, for purposes of modest tariffs, in accordance with established procedural standards; when these activities involve the use of separate assets from the SERVICES, the SABESP shall bear the burdens and benefits of the operation, without any impact on the economic-financial balance of the CONTRACT.

CHAPTER 3 – ENTAILED ASSETS

Clause 19.  The ENTAILED ASSETS are broken down in ANNEX IV (Assets and rights report) of this CONTRACT, which shall be updated, at least every 4 (four) years, and validated by the ARSESP, including with respect to the application of the apportionment criteria set forth in ANNEX II (Investment Plan), on the occasion of the publication of the platform of organization of the services.

Clause 20.  The SABESP shall ensure the integrity of the ENTAILED ASSETS for the provision of the SERVICES.

Clause 21.  The ENTAILED ASSETS for the provision of the SERVICES shall be duly registered by the SABESP, in order to permit the identification and evaluation of assets, which shall be audited and approved periodically by the ARSESP.

Clause 22.   The assets relating to particular developments resulting from the parceling of urban land, subdivisions and others, donated to the SABESP for operation and maintenance, shall not be considered for purposes of remuneration or eventual indemnification upon reversion, except for the investments made by the SABESP, the costs of maintenance and operation of the same.

Clause 23.  The ENTAILED ASSETS may not be, without the prior and express authorization of the ARSESP and under any circumstance, ceded, alienated, encumbered, leased out, loaned, given in guarantee or in any way be occupied, sequestered, pledged or expropriated by any means, except as provided in this CONTRACT.

§1.       The SABESP may alienate or dispose of, in any way, the assets referred to in the main clause that are no longer linked to the provision of the SERVICES or if the SABESP replaces them with others with identical or superior operating and functioning conditions.

§2.       The transfer, lease, rental and other forms of transfer, use or enjoyment of the ENTAILED ASSETS and/or of the rights arising from the concession are hereby permitted in transactions related to financings and/or asset acquisitions, so long as they do not compromise the operation and continuity of the provision of the SERVICES, during the period the CONTRACT is in effect.

§ 3.   The SEPARATE ASSETS, which are not considered to be essential to the execution of the SERVICES, may be encumbered or alienated by the SABESP, so long as such encumbrance or alienation does not affect the quality of the SERVICES provided.

Clause 24.  SABESP’s requests to the ARSESP under the prior clause shall clearly state:

a)   the reasons for the sale, alienation, transfer, offer in guarantee of ENTAILED ASSETS;

b)   other information and elements requested by the ARSESP.

Sole paragraph.  The ARSESP shall pronounce itself, in writing, within 30 (thirty) days, in respect of SABESP’s requests.

Clause 25.  The ARSESP may, at the next tariff review, disallow, for regulatory and contractual purposes, the cost of the investments made by the SABESP, if it understands that the same are fraudulent, over invoiced, were expensed, even without intent, without respect to the rules of prudence or of undue benefit to related parties, while ensuring the rights of full defense and confrontation.

Sole paragraph. ARSESP shall annually have a preliminary report produced on the investments realized by the SABESP.

TITLE IV - RIGHTS AND OBLIGATIONS

CHAPTER 1 - RIGHTS AND DUTIES OF THE USERS, THE STATE AND THE MUNICIPALITY

SECTION 1 – RIGHTS AND DUTIES OF THE USERS

Clause 26.  The rights and duties of the users of the water supply and sewage system include those already established or that come to be established in APPLICABLE LAW, in REGULATION, in the Code of Consumer Rights (Código de Defesa do Consumidor), and the following:

a)   to be connected to the water supply and sewage system and to receive appropriate service;

b)   to be informed in advance, when applicable, of the price(s) of the requested service(s);

c)   to receive updated and appropriate information about the water supply and sewage services, as well as regarding their efficient use and ways of reducing waste;

d)  to be attended to in their requests and complaints to the SABESP;

e)   to have 24-hour telephone service for emergency calls;

f)    to be informed, when applicable, that the conversation with the requestor or complainant is being recorded;

g)  to receive the number of the protocol or of the order of service, together with the periods relating to the requested services, when served in person or telephonically;

h)  to be informed, within 10 (ten) days, of the arrangements made with respect to requests, consultations, information or complaints;

i)    to choose among at least 6 (six) dates from the SABESP for the expiration of the invoice;

j)    to receive the invoice at least 5 (five) business days before the date of expiration;

k)   to be informed, through a debit notice, about an unpaid and expired invoice and that non-payment shall subject the user to the suspension of the supply;

l)    to receive information about the applicable tariffs and prices, including with respect to existing programs and discounts, in each invoice, and through mass communications;

m) to contribute such that the conceded SERVICES remain in good condition;

n)  to consult with the SABESP, before the installation of internal tubing, with regard to the placement of the point of distribution of water and of collection of sewage;

o)   to authorize  the entrance of SABESP’s duly credentialed surrogates into properties they are occupying, so that they can install equipment or make the repairs necessary for the regular provision of the SERVICES;

p)   to keep water tanks, tubing and connections clean and in appropriate condition for conservation and hygiene;

q)  to check any existing water leaks in internal installations, repairing them immediately;

r)    not to release sewage into the network of rainwater or rainwater into the sewage network;

s)   to inform the SABESP of any change of registration;

t)    to receive, from the MUNICIPALITY, the STATE, the SABESP and the ARSESP, all the information necessary to defend individual and collective interests;

u)  to receive from the SABESP the information necessary to utilize the services;

v)   to have access to the user manual;

w)  to communicate with the ombudsman of the ARSESP, the MUNICIPALITY, the STATE, or the SABESP any illicit acts or irregularities that may be committed by the SABESP or its surrogates in the execution of the SERVICES;

x)   to punctually pay the TARIFFS collected by the SABESP for the provision of the SERVICES, as well as the amounts due to the provision of complementary services, while also obeying the sanctions provided in cases of default;

y)   to make known to the MUNICIPALITY, the STATE, the ARSESP or the SABESP the irregularities of which they have knowledge, relating to the provision of the SERVICES;

z)   to contribute to maintaining the installations, infrastructure and ENTAILED ASSETS in good condition;

aa)               to be liable, as provided in law, to the SABESP, for the material or personal damages caused by improper use of its installations, infrastructure and equipment;

bb)               to keep their properties permanently connected to the networks of the SABESP, and be responsible for their integrity.

Sole paragraph. The cases omitted or the doubts arising in the relationship with the users, due to the application of the conditions provided in this CONTRACT, shall be resolved by the ARSESP.

SECTION 2 - RIGHTS AND OBLIGATIONS OF THE STATE AND THE MUNICIPALITY

Clause 27.  The STATE and the MUNICIPALITY, without prejudice to the other rights and obligations established in this CONTRACT, in APPLICABLE LAW and in the CONVENTION, for the performance of the activities arising from the provision of the SERVICES, obligate themselves to:

a)   respond to the SABESP’s manifestations with respect to extending this CONTRACT at least 24 (twenty-four) months in advance of the end of the contract;

b)   cede to the SABESP the infrastructure necessary to supply water and sewage services arising from the parceling of land, subdivisions, real estate developments of any nature, within the responsibility of the respective developers, in order to operate and maintain, until the effective unencumbered reversion to the MUNICIPALITY and/or to the STATE at the end of the contract;

c)   cede to the SABESP all the existing administrative easements and rights of passage, without any encumbrance and for the period during which this CONTRACT is in effect;

d)  formally communicate to the ARSESP any occurrence of the provision of the services by the SABESP not in compliance with the technical, operating, accounting, economic, financial, rate, client service requirements and solicit the adoption of reasonable administrative measures;

e)   cede to the SABESP the areas they receive to deploy the SERVICES;

f)    restrain the release of rainwater and drainage in the collection and sewage system;

g)  demand that the permanent urban edifices be connected to the available and technically feasible public water supply and sewage system;

h)  pass along financial resources or assets that any entities may provide to the SERVICES, including financings;

i)    monitor the reversion of assets upon the extinction of the CONTRACT;

j)    systematize and articulate information in accordance with the Sistema Nacional de Informações em Saneamento Básico – SNIS or other replacement system;

k)   act together with the competent environmental authority so that progressive goals are established regarding the quality of the effluents from sewage treatment facilities and of effluents generated in the processes of treating water, taking into consideration the standard of the classes of bodies of water that are released, the  present levels of treatment and the capacity of payment by the users and populations involved.

Clause 28.  It shall fall exclusively to the MUNICIPALITY to:

a)   authorize the parceling of land into lots, subdivisions or condominiums, in conformity with the plans for the networks for supplying water and sewage services as previously approved by the SABESP;

b)   notify and fine the users that, despite the availability of collection networks, have not connected their property to the public sewage network, under the terms of APPLICABLE LAW.

CHAPTER 2 – RIGHTS AND OBLIGATIONS OF THE SABESP

SECTION 1 – RIGHTS OF THE SABESP

Clause 29.  The rights of the SABESP are:

a)   to receive transfers from the STATE of all existing administrative easements and rights of passage, without any encumbrance and for the period during which this CONTRACT is in effect;

b)   to utilize public ways, streets, paths and land in the municipal and state domain, including for installing infrastructure in general, after prior communication to the STATE and/or to the MUNICIPALITY;

c)   without prejudice to submitting an appeal to the ARSESP, decide about the availability of water and the possibility of flows of sewage relating to new subdivisions, housing projects, residential condominiums and new industrial installations;

d)  subject to the technical standards of the ARSESP, standardize the  deployment of water and sewage installations;

e)   cease to execute the water supply and sewage services, or interrupt them, if it considers the respective installations, in whole or in part, to be irregular, unsafe, inadequate or inappropriate;

f)    condition the provision of the services on prior verification of  conformity of the installations with the standards established by the ABNT and/or other competent authorities;

g)  demand pre-treatment of non-conforming effluents, at the exclusive cost and expense of non-residential users, before they are received by the sewage treatment station, under the terms of the environmental standards of the competent monitoring and control bodies;

h)  execute contractual instruments with third parties for the provision of the SERVICES covered in this contract’s purposes, subject to applicable law, so long as such third parties comply with all the standards applicable to the SERVICES;

i)    to receive information about changes in the registration of the properties served by the SABESP;

j)    to receive passed-along financial resources or assets that any public, private, national, or international entities provide to the SERVICES, including financings;

k)   defend itself from the ARSESP, the STATE and/or the MUNICIPALITY, or any other person, organ or entity, for non-compliance with ANNEX I, ANNEX II, ANNEX V or ANNEX VI, if there are justifications for non-compliance;

l)    demand, when it deems necessary, that the ARSESP realize and publicize a REGULATORY IMPACT ASSESSMENT before or after the deliberation of the ARSESP regarding technical standards and cogent procedures for the SABESP.

SECTION 2 – OBLIGATIONS OF THE SABESP

Clause 30.  The SABESP, without prejudice to the other obligations established in this CONTRACT, in the REGULATIONS or in APPLICABLE LAW, obligates itself, directly or indirectly, generally, to:

a)   provide APPROPRIATE SERVICE;

b)   execute the SERVICES with in observance of ANNEX I (Plan for service provision and quality goals);

c)   develop and execute basic and executive projects pertaining to the execution of the work and services that are the subject of this CONTRACT;

d)  propose guidelines and analyze and approve expansion projects to be executed by third parties in the context of actions to parcel land, subdivisions and real estate developments of any nature that impact the provision of the SERVICES, confirm compliance of the projects executed by the respective developers and prepare and sign documentation of receipt of donation of the respective assets and other investments made;

e)   not to transfer, in any way, the rights to explore the purposes of this CONTRACT without the prior and express authorization of the STATE and the MUNICIPALITY;

f)    respect the rights of the users;

g)  maintain, during the entire CONTRACT period, an ombudsman to handle relations with the users of the service conceded;

h)  send to the ARSESP, within 180 (one hundred and eighty) days of the end of the fiscal year, an annual economic-financial, management, operational and asset performance report, in order to update, evaluate and monitor the progress of the contractual purposes and to maintain the economic-financial balance;

i)    obtain all the licenses that are necessary for executing the work and services that are the subject of this CONTRACT;

j)    adopt preventive and/or corrective measures for the environment and water resources, if the provision of the SERVICES affects these assets;

k)   designate manager(s) for this CONTRACT, identifying them to the competent authorities;

l)    gradually implement the actions and investments in the areas of  protecting the environment and water resources, in accordance with the provisions contained in the planning instruments;

m) offer to the entities of the Direct Administration, Instrumentalities and Foundations of the MUNICIPALITY, as well as to the Convened Entities or that act in partnership with it in the areas of health, education and social assistance, the Programa de uso racional of  water (PURA), as well as differentiated tariffs and prices;

n)  make available to municipal Public Companies and Public-Private Partnerships the differentiated tariff relating to firm demand contracts, through the formalization of contracts with such entities, individually or in conjunction, so long as they comply with requirements established in the Sabesp’s internal standards;

o)   contract and maintain during the entire contract period insurance required by the legislation in force and by this Contract;

p)   present, within 24 (twenty-four) months of execution of the CONTRACT, an analysis of the risks of the SYSTEMS and respective contingency plans;

q)  manifest interest in extending this CONTRACT at least 36 (thirty-six) months before the end of the contract;

r)    restore the sidewalks and surfaces in public places, in conformity with the municipal standards, if they are damaged due to any intervention in the SYSTEMS and extensions to buildings for water or sewage;

s)   present all the information related to the costs that have impacted the economic-financial balance of the CONTRACT, for purposes of the  ARSESP’s preparation of the REGULATORY IMPACT ASSESSMENT.

§1.       The provisions of this clause do not prevent the SABESP from contracting with third parties to develop the activities inherent, accessory or complementary to the SERVICES, as well as the implementation of associated projects, including through public-private partnerships or other kinds of joint ventures.

§2.       Failure of the timely release of licenses or grants of the right to use water resources, as well as delays in expropriations, easements or temporary leases, that are not caused by the SABESP, may be presented by the SABESP as a justifying cause for noncompliance with ANNEX I   (Plan for service provision and quality goals) and with the objectives of this CONTRACT.

§3.       In the case of the prior paragraph, the MANAGEMENT COMMITTEE, after hearing the ARSESP shall extend the periods for attaining the goals and objectives provided for in this CONTRACT.

Clause 31.  The SABESP is the sole party responsible for obtaining the financial resources necessary to provide the SERVICES:

Sole paragraph.  The SABESP may not raise the financing addressed in this Clause as justification for noncompliance with any condition established in this CONTRACT.

Clause 32.  The SABESP obligates itself to comply with the provisions of the legislation in effect relating to the standards of environmental protection.

Sole paragraph. The SABESP shall keep a report available to the MANAGEMENT COMMITTEE relating to:

a)   the environmental impacts caused by the work and services implemented;

b)   the actions taken to mitigate or compensate for the effects of the environmental impact;

c)   the anticipated environmental impacts and the subsequent mitigation and compensation measures.

Clause 33.  The SABESP is responsible for obtaining the environmental licenses necessary to execute the work done to comply with the goals and objectives of the CONTRACT.

§1.       The SABESP may not raise the failure to timely obtain the environmental licenses referred to in this Clause, as justification for noncompliance with the goals and objectives of the CONTRACT.

§2.       The MANAGEMENT COMMITTEE, after hearing the ARSESP, shall grant extensions of the periods for attaining the goals and objectives of the CONTRACT when the SABESP has not obtained the environmental licenses for reasons beyond its control, without prejudice to any eventual need to recalibrate the economic-financial balance of the CONTRACT.

§3.       The SABESP shall be the sole party responsible for environmental liability it has caused, and must maintain in these cases the STATE and the MUNICIPALITY exempt from any responsibility.

                             SECTION 3–ACCOUNTING ASPECTS

Clause 34.  The SABESP obligates itself to comply with corporate law and applicable accounting standards.

Sole paragraph. The regulatory accounting rules that may be issued by the ARSESP shall be consistent with Brazilian accounting norms and standards, provided that ARSESP has the right to issue standards regarding the provision of complementary information by the SABESP.

SECTION 4 – CHARGES OF THE SABESP

Clause 35.  The SABESP shall:

a)   transfer quarterly, 7.5% (seven and a half percent) of the gross revenue obtained in the Capital for the MUNICIPAL FUND, up to 5 (five) business after the publication of the quarterly and/or annual financial statements, as provided in the CONVENTION, especially its Clause II;

b)   invest in the SERVICES, at least, the equivalent of 13% (thirteen percent) of the gross revenue obtained in the Capital, without prejudice to this percentage being revised up or down, in order to maintain the economic-financial balance of the CONTRACT;

c)   pay the fee for regulation, control and monitoring owed to the ARSESP;

d)  bear the costs and expenses relating to the operation and maintenance of the water supply and sewage system of the Capital.

§1.       The amount addressed in this Clause 35(a) shall be owed as of the date of execution of this CONTRACT and for the entire period it is in effect, including any eventual extension, and the first transfer will be effected within 5 (five) business days of publication of SABESP’s financial statements for the third quarter of 2010, and shall encompass the period between the date of execution of this CONTRACT and the closing of the third quarter of 2010.

§2.       The resources earmarked for the MUNICIPAL FUND, for the period between the of each quarter and their effective transfer to the MUNICIPAL FUND, shall bear interest equivalent to that on the linked account referred to in Clause 36.

§3.       If the transfer alluded to in this Clause 35(a) is not made within 5 (five) business days of publication of the quarterly and/or annual financial statements, the amounts to be passed along to the MUNICIPAL FUND shall include charges for arrears equivalent to those applicable in cases of delayed payment of accounts/invoices for water and sewage, as provided by REGULATION.

§4.       For purposes of application of this Clause 35(a) and calculating compliance with this Clause 35(b), gross revenue shall not include (i.e., there shall be a deduction of) amounts relating to Contribuições para o Financiamento da Seguridade Social– COFINS and the Programa de Formação do Patrimônio do Servidor Público– PASEP, as well as the taxes that may replace them.

§5.       The SABESP shall report, quarterly, the composition of the gross revenue and the deductions referred to in § 4 of this clause, in a format that can be independently audited, after publication of the quarterly and/or annual financial statements.

§6.       Any compensation, whether in addition or subtraction, with respect to the transfer indicated in this Clause 35(a), shall be realized in the  payment subsequent to that for which the impropriety was verified.

§7.       The verification of the realization of the investments in the minimum amounts provided in this Clause 35(b) shall be done upon each tariff revision and shall consider the total amount of the investments realized and provided for until the end of the contract, in relation to the total amount of revenue realized and provided for in the same period, utilizing, for these purposes, the discount rate established by the ARSESP.

§8.       If the verification discussed in the prior paragraph notes noncompliance with the provision in this Clause 35(b), the MANAGEMENT COMMITTEE shall indicate investments to be realized by the SABESP, the amount of which shall be at least sufficient to comply with the provision in this Clause 35(b).

§9.       Reincidence of non-compliance with the provision in this Clause 35(b) shall give rise to the penalties provided in GROUP III of ARSESP Resolution nº 31/2008, if SABESP is unequivocally shown to be negligent or deceitful.

§10.    The calculation of this Clause 35(b) shall consider:

a)   the investments in the DISTRIBUTION SYSTEMS located in the MUNICIPALITY;

b)   the investments in the COLLECTION SYSTEMS located in the MUNICIPALITY, with the exception of those realized in the collection systems adjacent to other municipalities, in which cases the amounts obtained by applying the criteria set forth in ANNEX II, item 1.4, shall be considered;

c)   the investments in the PRODUCTION SYSTEMS of the Sistema Integrado de Água of the METROPOLITAN REGION, in the proportion obtained by applying the apportionment criteria set forth in ANNEX II, items 1.1 and 1.3;

d)  the investments in the TREATMENT SYSTEMS of the Sistema Principal de Esgotos of the METROPOLITAN REGION,  in the proportion obtained by applying the apportionment criteria set forth in ANNEX II, items 1.2 and 1.3;

e)   the investments in protecting watersheds, in coordination with the other competent organs.

§11.    The proportional calculations mentioned in the prior paragraph shall be realized at each tariff revision and shall consider the projection of the use of the package of ENTAILED ASSETS of each of the SYSTEMS until the end of its average useful life.

Clause 36.  The SABESP shall deduct from the amount to be transferred to the MUNICIPAL FUND any eventual defaults by the organs of the direct administration, foundations and instrumentalities of the MUNICIPALITY.

§1.       The amounts deducted under this Clause shall be deposited in a specific account held by the SABESP, and invested in a fund referenced to the overnight interbank certificate of deposit (CDI).

§2.       The MUNICIPALITY shall have full access to the balances, extracts and movements of the linked account, assuring it the broadest transparency of the movement of resources deposited therein.

§3.       The MUNICIPALITY and the SABESP, within 60 (sixty) days of the execution of this CONTRACT, shall establish operating procedures to facilitate the implementation of the provisions of this Clause, including regarding the handling of challenges relating to accounts/invoices with which the organs of the direct administration, foundations and instrumentalities of the MUNICIPALITY do not agree, subject to the regulatory standards issued by the ARSESP.

§4.       If the challenges presented by the organs of the direct administration, foundations and instrumentalities of the MUNICIPALITY are rejected by the SABESP, appeal to the ARSESP may be made within 15 (fifteen) days as of the notification of the rejection of the challenge; the ARSESP shall definitively resolve the matter in the administrative sphere.

§5.       If the organs of the direct administration, foundations and instrumentalities of the MUNICIPALITY do not pay the accounts/invoices within 30 (thirty) days as of the definitive resolution of the controversy in the administrative sphere, obtained through the provision in §§ 4 and/or 5 of this Clause, the SABESP may withdraw the respective amounts from the linked account referred to in this Clause.

§6.       Until there is definitive payment of the accounts/invoices, the respective charges for arrears shall accrue, under the terms of the REGULATION and/or of the specific contracts that come to be signed with the organs of the direct administration, foundations and instrumentalities of the MUNICIPALITY; the net interest on the linked account shall benefit the MUNICIPAL FUND.

SECTION 5 – INSURANCE

Clause 37.  The SABESP, during the period this CONTRACT is in effect, shall maintain effective coverage of the insurable risks inherent to the execution of the activities related to the provision of the SERVICES, the insurance required by the legislation in force, and shall contract and maintain in force insurance against, at least, Material Damages, Engineering Risks and Civil Liability.

Clause 38.  The SABESP shall comply with the following rules with respect to the insurance it contracts:

a)   inform the ARSESP of the coverages to be stipulated, the amounts insured and the levels of deductible most appropriate to the risks involved;

b)    the SABESP may change coverages and deductibles, as well as any conditions of the contracted policies, while giving notice to the ARSESP;

Clause 39.  If there are insurable losses that are not covered by the contracted insurance, the SABESP alone shall be liable for the damages and harms that the STATE, the MUNICIPALITY or third parties may suffer, due to the provision of the SERVICES, incurring at its sole expense the indemnities resulting from such damages and harms.

Clause 40.  The SABESP shall have up to 12 (twelve) months from the date of execution of this CONTRACT to conform to the conditions of this Section 5 – INSURANCE, extendible upon sound justification accepted by the ARSESP.

TITLE V - ECONOMIC AND FINANCIAL REGIME

CHAPTER 1 - REGARDING THE REGIME FOR EXPLORATION OF THE SERVICES

Clause 41.  The provision of the SERVICES by the SABESP shall be remunerated through collection of TARIFFS and OTHER PRICES, as well as, if applicable, by obtaining OTHER REVENUES.

CHAPTER 2 – REVENUES

SECTION 1 – TARIFF REVENUE

Clause 42.  Obtaining tariff revenue shall be subject to the provisions of the CONVENTION, APPLICABLE LAW, REGULATION and this CONTRACT.

Clause 43.  The TARIFFS to be collected by the SABESP from the users are those authorized by the ARSESP on August 11, 2009 for the METROPOLITAN REGION, and those that may replace them at each readjustment or revision, under APPLICABLE LAW, the REGULATION, the CONVENTION and this CONTRACT.

Sole paragraph. With respect to the OTHER PRICES, it shall fall to the SABESP to propose the table of prices to the ARSESP for ratification, under the terms of ARSESP Resolution nº 106.

Clause 44.   The ARSESP shall establish the tariff structure, subject to the guidelines of Federal Law nº 11.445/07, State Decree nº 41.446/96, the standards that may replace them and related legislation.

§1.       The PARTNER ENTITIES of the MUNICIPALITY shall enjoy tariff benefits (PURA), so long as the economic activities accepted by the SABESP and detailed in the Company’s Internal Procedures, arising from  State Decree 41.446/96, its SABESP Tariff Communications or those that come to replace them, are respected.

§2.       The costs of the installations necessary to adhere to the PURA program by the PARTNER ENTITIES of the MUNICIPALITY shall be supported by them in full.

§3.       For large consumers in the industrial and commercial use categories, the SABESP may establish special contracts with differentiated tariffs.

Clause 45.  The tariff structure and the tariffs established by the ARSESP shall be sufficient and necessary for the economic-financial balance SABESP’s operations in the municipalities in which it operates in the METROPOLITAN REGION.

SECTION 2 – READJUSTMENT OF THE TARIFF

Clause 46.  The portion of the TARIFFS relating to non-administrative costs (electricity, treatment materials, taxes and charges in general) shall be readjusted annually in accordance with the full variation of the price of the resources; the remaining portions of the TARIFFS shall be readjusted, annually, using the month of June as the base date, by the variation in IPCA/IBGE inflation, or by another package of indices that better reflects the variation of the individual prices to be proposed by the ARSESP and accepted by the PARTIES.

SECTION 3 - OTHER REVENUES

Clause 47.  The OTHER REVENUES shall be considered at each revision for benchmarking the economic-financial balance.

CHAPTER 3 – REGARDING THE ECONOMIC-FINANCIAL BALANCE

SECTION 1 – REGARDING THE ECONOMIC-FINANCIAL BALANCE

Clause 48.  Subject to the provisions in the following paragraphs, it shall fall to the ARSESP to assure the economic-financial balance of this CONTRACT.

§1.       The ARSESP, at each tariff revision, shall assure that the SABESP, in the subsequent period, obtains sufficient tariff, at a minimum, to cover:

a)   all legal taxes and charges;

b)   costs and expenses relating to the administration, operation and maintenance of the services;

c)   the premiums relating to any insurance and guarantees contracted by the SABESP related to the provision of the SERVICES;

d)  the charges provided for in this CONTRACT or in the CONVENTION, including those established in Clause 35(a);

e)   the investments to be made by the SABESP, considering the effects of the changes in the schedules or of its estimated amounts;

f)    the regulation, control and monitoring fee owed to the ARSESP;

g)  the subsidies offered, whether existing or that come to be created, including for low income populations and locations, relating to the PURA and other programs;

h)  the remuneration of the net assets in existing operation at the date of each revision, calculated preferentially through an asset evaluation, or by the inflation-indexed book value, as may be established by the ARSESP;

i)    the remuneration of capital of its own capital and of third parties at the weighted average cost of capital of the SABESP (WACC), calculated by the ARSESP for the SABESP;

j)    changes in the concept of social tariff that imply a reduction of revenues.

§2.       The establishment of the efficient costs or expenses shall be the subject of a public consultation to be arranged by the ARSESP, and the time necessary for the effective adaptation by the SABESP shall be guaranteed.

§3.       The guarantees provided in items “h” and “i” are conditioned on compliance with the Productivity Enhancement Goals.

§4.       The equation for the economic-financial balance and other contractual assurances to the SABESP not may be modified or eliminated unilaterally by the STATE, the MUNICIPALITY and/or the ARSESP, but only through contractual amendment reached through the consensus of the PARTIES.

§5.       The investments provided for in this CONTRACT shall be amortized through the end of the contract, except for the extraordinary investments not initially agreed to and that, for justified motives, cannot be remunerated until the end of the contract, which shall be the subject of indemnification, extension of the contract period or other measure that ensures the economic-financial balance.

§6.       The financial impact of the concession of the PURA to PARTNER ENTITIES of the MUNICIPALITY benefitting because of this CONTRACT shall be considered in the first ordinary tariff revision.

Clause 49.  The indices, rates, costs, expenses, charges and other elements adopted by the SABESP in the preparation of the economic-financial evaluation included in the proposal in Annex III are entirely its responsibility and correspond to the expectation of the SABESP; this does not guarantee that the ARSESP, on the occasion of the revisions of this CONTRACT, upon learning of SABESP’s expectations, will accept them.

Clause 50.  The SABESP, as of the time this CONTRACT becomes effective, shall assume in full responsibility for all the risks and obligations inherent to the exploration and provision of the SERVICES, subject to the clauses and conditions of this CONTRACT.

SECTION 2 – REGARDING TARIFF REVISIONS

Clause 51.  The first ordinary revision of the TARIFFS shall be realized in 2011, as per the schedule established by the ARSESP, and the others shall be realized every 4 (four) years or extraordinarily.

Clause 52.  The reviews will seek simultaneously:

a)   to assure the maintenance of the economic-financial balance of this CONTRACT;

b)   reasonable tariffs;

c)   the partial incorporation, for purposes of reasonable tariffs, of the results obtained from the OTHER REVENUES indicated in Clause 18;

d)  the distribution of productivity gains to users, relating to the administration, operation and maintenance of the SERVICES;

e)   the complete transfer to the TARIFFS of the effects of the revision of the demographic premises;

f)    to consider, up or down, the proven impact of the later creation, change or extinction of any legal taxes or charges, except income  taxes, that have not been subject to extraordinary revisions;

g)  to consider the impacts of modifications in the investment plans;

h)  to verify the pertinence of maintaining subsidies and creating new ones;

i)    to determine the weighted average cost of capital that shall be utilized to remunerate the SABESP;

j)    to consider the impacts of the environmental costs relating to prevention, remediation and compensation, except when they result from SABESP’s negligence or willful misconduct;

k)   to consider the impacts of the costs arising from standards issued by the ARSESP, calculated through the REGULATORY IMPACT ASSESSMENT.

Clause 53.  Without prejudice to the potential to be considered on the occasion of the ordinary revisions, the following scenarios shall give rise to rebalancing the contract, to be processed through extraordinary revision:

a)   if any legal taxes or charges are created, changed or extinguished and have proven impact, except as expressly provided in law;

b)   if the goals for provision of the services or the investment plan is changed;

c)   if there is a unilateral modification in the conditions of the CONTRACT, if, as a direct result of this change, a significant change in the costs, revenues or investments, up or down, is verified;

d)  if there are acts of God and force majeure;

e)   legal changes of a specific nature that have significantly and directly affected the revenues from the tariff or costs, whether up or down;

f)    situations of critical shortages or contamination of water resources that oblige the adoption of rationing, declared by the authority that manages water resources, that have generated the need to adopt contingency tariff mechanisms, with the objective of covering the verified additional related costs and lost revenues;

g)  remediation of environmental damage, excluding situations involving SABESP’s negligence or willful misconduct, that impact the economic burdens on the SABESP;

h)  other events related to the provision of the SERVICES in the Capital that, in the view of the ARSESP, have materially affected the Sabesp’s cash flow.

Sole paragraph. The extraordinary revision may be initiated on the initiative of the SABESP, the ARSESP or the MANAGEMENT COMMITTEE.

SECTION 3 – REBALANCING MEASURES

Clause 54.  Whenever there is a need to reset the economic-financial balance of this CONTRACT, this shall be implemented taking as the basis the effects of the facts that were the cause, through the following modalities:

a)   revision of the TARIFF;

b)   extension or reduction of the period of the CONTRACT;

c)   indemnification;

d)  a combination of the above;

e)   other modalities as agreed among the PARTIES.

Sole paragraph. The ARSESP shall suggest the possible modalities of economic-financial rebalancing, wherein the MANAGEMENT COMMITTEE may opt for any of the measures for rebalancing indicated by the ARSESP.

Clause 55.  Resetting the economic-financial balance of the CONTRACT shall be, relative to the fact that was the cause, one-time, complete and final for the entire period of the CONTRACT.

Clause 56.  The SABESP, in order to plead for resetting the economic-financial balance of the CONTRACT, shall present to the ARSESP a reasoned request, demonstrating and justifying the occurrence of any fact that may illustrate the disequilibrium, within 180 (one hundred and eighty) days after the cited occurrence.

 Sole paragraph.          The ARSESP shall make public any request for resetting the economic-financial balance presented by the SABESP.

TITLE VI - CONTRACT MANAGEMENT

CHAPTER 1 – SOCIAL CONTROLS

Clause 57.  It shall fall to the ARSESP to institute and regulate the functioning of fora that propitiate the social controls of the SERVICES.

Sole paragraph.  As provided in law, the exercise of the social controls shall involve representatives of the MUNICIPALITY, the STATE, the ARSESP, the SABESP and civil society.

CHAPTER 2 – PROVISION OF INFORMATION

Clause 58.  During the entire period of the CONTRACT, the PARTIES obligate themselves to:

a)   recognize any and all events that could prejudice or impede the punctual and timely compliance with the obligations stipulated in this CONTRACT;

b)   recognize any and all situations that correspond to facts that materially affect the normal development of the SERVICES, presenting, in writing and in the least time necessary, a detailed report about these facts, that may include, if justifiable, the opinion of specialized external and independent entit(ies) about the situation and the measures taken or underway to resolve or improve such facts.

CHAPTER 3 – PERFORMANCE INDICATORS

Clause 59.  This CONTRACT shall be evaluated by the ARSESP through indicators, as set forth in ANNEX IX (Performance indicators), that are capable of verifying compliance with the goals set forth in ANNEX I (Plan for service provision and quality goals).

Sole paragraph. The evaluation of the quality of the SERVICES by the ARSESP shall involve the analysis of the perception of the users, with respect to the attributes of the SERVICES.

CHAPTER 4 - SANCTIONS AND PENALTIES

Clause 60.  In cases of total or partial breach of this CONTRACT, of the REGULATION or of APPLICABLE LAW, the SABESP shall be subject to the application of penalties, under the terms of ARSESP Resolution nº 031 of December 1, 2008, or others that may replace it.

Clause 61.  Noncompliance with the obligations provided for in this CONTRACT, due to SABESP’s unequivocally proven negligence or willful misconduct, shall give rise to the application of the penalties provided for in ARSESP Resolution nº 031 of December 1, 2008, especially in cases of noncompliance with ANNEX I (Plan for service provision and quality goals).

Clause 62.  The application of and compliance with the sanctions does not exempt the SABESP from the obligation to fix the problem or irregularity and to redress any losses and damages caused to the STATE or the MUNICIPALITY, their agents, the users or third parties, due to the activities related to the provision of the sanitation service.

Clause 63.  The individual complaints of the users that are presented to the ARSESP shall be submitted to the SABESP to guarantee the opportunity to confront and present a full defense.

CHAPTER 5 – INTERVENTION

Clause 64.  The ARSESP may, without prejudice to the appropriate penalties and liabilities, intervene in the provision of the SERVICES, at any time, to assure the regularity and adequacy of the service, as well as the loyal compliance by the SABESP of the pertinent contractual, regulatory and legal standards, subject to applicable legislation.

§1.       The intervention shall be declared by the ARSESP, designating an intervenor, duration, objectives and limits of the measure.

§2.       The ARSESP shall regulate the authorizing situations and the administrative procedure for the intervention.

§3.       Subject to the terms of the act that arranges for it, the intervention entails, by operation of law, the transfer of the administration of the respective area or sector to the intervenor.

§4.       Within 30 (thirty) days of the declaration of intervention, an administrative proceeding shall be commenced, to be concluded within 180 (one hundred and eighty) days and in which  the broadest rights of defense and confrontation shall be assured to the SABESP.

§5.       The intervention shall be declared invalid if it is shown that the legal and regulatory presuppositions for its declaration were not observed, and the service and the entailed assets for the provision of the SERVICES shall be returned immediately to the SABESP, without prejudice to the provision of an account by the intervenor and of any appropriate indemnification.

§6.       Once the intervention has ended, if the CONTRACT has not been extinguished, the administration of the SERVICES shall revert to the SABESP, preceded by an account by the intervenor, who will be responsible for his acts during his management.

§7.       The act of intervention shall be preceded by the authorization of the STATE and the MUNICIPALITY.

TITLE VII – GUARANTEES

Clause 65.  As a guarantee of the satisfactory compliance with the obligations assumed in the CONTRACT, the SABESP shall provide a GUARANTEE in the amount of R$ 50,000,000.00 (fifty million reais).

§1.       The GUARANTEE shall be maintained in the STATE by the SABESP until the end of this CONTRACT, through periodic renovations.

§2.       In the course of the execution of this CONTRACT, the amount of the GUARANTEE may be reduced annually by 3.33% (three and thirty-three one-hundredths percent) of the value of the contract.

§3.       If there is an extension in the period the CONTRACT is in effect, the SABESP is obligated to arrange for the renovation of the GUARANTEE, under the terms and conditions originally approved by the STATE.

Clause 66.  The ARSESP shall resort to the GUARANTEE if the SABESP does not proceed, after a final decision in a specific administrative proceeding assuring the opportunity for confrontation and full defense, to pay any fines that were applied, or whenever necessary, under the terms of this CONTRACT.

§1.       Whenever the ARSESP utilizes the GUARANTEE, the SABESP shall proceed to top up the full amount within 30 (thirty) days of the date of utilization.

§2.       The GUARANTEE cannot contain any type of qualification or condition that makes it difficult or impedes its execution or that may leave doubts as to its certainty.

§3.       If the GUARANTEE is executed, the expenses of topping up shall be borne exclusively by the SABESP, without any right to economic-financial rebalancing;

§4.       Any modification in the terms and the conditions of the GUARANTEE shall be previously approved by the ARSESP.

§5.       The SABESP shall readjust the amount of the GUARANTEE, over the same period and in the same way as the READJUSTMENT of the  TARIFFS, complementing the GUARANTEE, within 45 (forty-five) days of the effectiveness of the READJUSTMENT of the TARIFFS.

§6.       The GUARANTEE provided by the SABESP shall only be released or restored 30 (thirty) days after the date of extinction of the CONTRACT.

TITLE VIII – DURATION AND EXTINCTION OF THE CONTRACT

CHAPTER 1 – DURATION

Clause 67.  The period of duration of the CONTRACT shall be 30 (thirty) years, as of its execution, and may be extended through amendments for an equal period, under the terms of the law.

CHAPTER 2 - EXTINCTION OF THE CONTRACT

SECTION 1 - SITUATIONS AND CONSEQUENCES OF EXTINCTION

Clause 68.  The CONTRACT shall be extinguished when any of the following events occur, under the terms of the following clauses and APPLICABLE LAW:

a)   End of the contractual term;

b)   Takeover;

c)   Forfeiture;

d)  Termination;

e)   Cancellation;

f)    Bankruptcy, liquidation or extinction of the SABESP;

g)  Transfer of the shareholding control of the SABESP to private enterprise.

Clause 69.  When the CONTRACT is extinguished, the STATE and the MUNICIPALITY, together, shall, or that party that is declared to be the CONCEDING POWER shall, in relation to all or part of the SYSTEMS:

a)   assume the provision of the SERVICES, in the location and in the state in which they are encountered;

b)   occupy and utilize the locations, installations, equipment, materials and human resources employed in the execution of the SERVICES, necessary to their continuity;

c)   calculate the harms caused;

d)  retain any credits of the SABESP, up to the limit of the debits;

e)   assume the obligations of the SABESP related to the provision of the SERVICES.

Clause 70.  Without prejudice to the assumption of the obligations referred to in Clause 69(e), the extinction of the CONTRACT, for any reason, shall not transfer to the STATE and MUNICIPALITY any responsibility or encumbrance with respect to the contracts to which the SABESP is a party, and the SABESP shall continue to be fully and exclusively responsible for the closing any all and any agreement executed previously, whatever its nature or purpose, without prejudice to the responsibility to pay the indemnities owed to the SABESP or directly to its creditors if there is any obligation of the STATE or MUNICIPALITY in this regard.

SECTION 2 – END OF THE TERM OF THE CONTRACT

Clause 71.  The CONTRACT shall be extinguished when the end of the term of the period of duration stipulated in Clause 67 is verified.

Clause 72.  If there is no intention to renew the contract by 24 (twenty-four) months prior to the date of the end of the contract, the STATE and the MUNICIPALITY, together, shall establish, or that party that is declared to be the CONCEDING POWER shall establish, in relation to all or part of the SYSTEMS, in each case with the SABESP, a Program to Demobilize Operations, in order to establish the rules and procedures for assuming the operation by the STATE and/or MUNICIPALITY, or by an authorized third party.

SECTION 3 – TAKEOVER

Clause 73.  The STATE and the MUNICIPALITY may, together, or that party that is declared to be the CONCEDING POWER may, in relation to all or part of the SYSTEMS, to attend to the public interest, take over the SERVICES or part of them, through an authorizing law and after payment of the indemnification stipulated in  CHAPTER 4 – INDEMNITIES OWED of this TITLE VIII – DURATION AND EXTINCTION OF THE CONTRACT.

SECTION 4 – FORFEITURE

Clause 74.  The STATE and the MUNICIPALITY, together, may, or that party that is declared to be the CONCEDING POWER may, to attend to the public interest, and as long as the ARSESP has recognized the satisfaction of the conditions provided for in this clause in an administrative proceeding, decree forfeiture of the CONTRACT, under the terms of the APPLICABLE LAW.

Clause 75.  Forfeiture shall of necessity be preceded by the concession of a reasonable period to the SABESP, of not less than 30 (thirty) days, so that it may cure the listed failures or irregularities, or arrange to ameliorate the conduct transgressing the contractual, regulatory or legal terms, as may be the case.

§1.       If the SABESP, in the period provided, does not cure the listed failures or irregularities, or arrange to ameliorate the transgressive conduct, the ARSESP shall set up the competent administrative process to configure SABESP’s default, that shall assure to the SABESP the rights to a full defense and confrontation.

§2.       Immediately after setting up the administrative process that can lead to the decree of forfeiture, the SABESP shall be informed of such development, as well as of the causes for applying the measure, so that it can defend itself within 30 (thirty) days.

§3.       Once a default by the SABESP is proven in the competent administrative process, the ARSESP shall notify the STATE and the MUNICIPALITY that they are apt to declare the forfeiture of this CONTRACT, regardless of prior payment of indemnification that may be owed to the SABESP, without prejudice to the application of the measures provided in Clause 60.

SECTION 5 - TERMINATION

Clause 76.  This CONTRACT may be rescinded upon the initiative of the SABESP, in the case of noncompliance by the STATE and/or the MUNICIPALITY, through employing the appropriate judicial action.

Sole paragraph. The SERVICES provided by the SABESP not may be interrupted or stopped until a definitive decision decreeing the termination of the CONTRACT becomes final.

SECTION 6 – CANCELLATION

Clause 77.  The CONTRACT may be cancelled in cases of serious and incurable illegality, in accordance with the provision in art. 35, V, of Federal Law nº 8.987/95.

SECTION 7 – BANKRUPTCY, LIQUIDATION AND EXTINCTION OF THE SABESP

Clause 78.  The CONTRACT shall be automatically extinguished if the SABESP is declared bankrupt or liquidated by a court or its process of ordinary liquidation is authorized by decision of its competent statutory body.

SECTION 8 – TRANSFER OF SHAREHOLDING CONTROL OF THE SABESP

Clause 79.  The CONTRACT shall be extinguished if the STATE transfers shareholding control of the SABESP to private enterprise, except if there is a change in municipal, state and federal legislation that provides for such consequence.

CHAPTER 3 – REVERSION OF THE ASSETS

Clause 80.  When the CONTRACT has expired, after the execution of the Definitive Instrument of return of the SERVICES, the ENTAILED ASSETS, rights and prerogatives linked to the SERVICES, shall revert to the STATE and/or to the MUNICIPALITY in accordance with the decision of the Supreme Federal Tribunal or eventual Amendment to the Constitution of the Federative Republic of Brazil regarding the ownership of the water supply and sewage services in metropolitan regions.

§1.       The ENTAILED ASSETS shall be free of any encumbrance or charges.

§2.       The ENTAILED ASSETS shall be in good operating, utilization and maintenance condition, and apt to permit the continuity of the provision of the services until at least the end of the 5th (fifth) year after the end of the term of the CONTRACT, without significant repairs or maintenance being necessary.

§3.       If the reversion of the assets does not occur under the conditions established in this Clause, the SABESP shall indemnify the STATE and/or the MUNICIPALITY, as may be the case.

§4.       The PARTIES shall proceed to survey and account for the ENTAILED ASSETS, to determine their state of conservation and maintenance, and shall execute the Provisional Instrument of Return of the SERVICES, within 90 (ninety) days of the extinction of the CONTRACT.

§5.       The Definitive Instrument of Return of the SERVICES shall be executed within 90 (ninety) days of transcription of the Provisional Instrument, so long as in this period there is:

a)   verification and a final accounting of the assets and proof of compliance with §2 or payment of the indemnification provided in §3, in each case of this clause; and

b)   a calculation of the value and execution of an agreement with respect to the form of payment of any indemnification that may be owed to the SABESP, under the terms of Chapter 4 – Indemnities Due.

§6.       Any differences that impede the amicable execution of the Provisional and/or Definitive Instrument of Return of the SERVICES in the periods established in this Clause, shall be submitted to the ARSESP for provisional resolution, such that the STATE and/or the MUNICIPALITY are not impeded from proceeding to retake possession of the SERVICES.

§7.       If the CONTRACT is forfeited, the periods established in this Clause may be reduced by the ARSESP.

CHAPTER 4 – INDEMNITIES DUE

Clause 81.  The STATE and/or MUNICIPALITY, depending on the case, shall be liable to the SABESP for any eventual indemnification that it may be owed due to the extinction of the CONTRACT, upon reversion of the ENTAILED ASSETS for the provision of the services, subject to the terms of this Chapter 4.

§1.       The indemnification shall be paid, preferentially, with the revenues from the new contract that comes to govern the provision of the SERVICES in the Capital, it falling to the STATE and/or to the MUNICIPALITY, as may be the case, to establish in the new contract that a sufficient portion of the revenues obtained in the Capital are earmarked to pay the indemnification owed to the SABESP.

§2.       The extension of the payment mentioned in the previous paragraph shall consider the weighted average cost of capital of the SABESP at the time.

§3.       The SABESP and/or any beneficiaries of the indemnity payments, especially financiers, may negotiate such receivables with third parties, to advance the satisfaction of those credits.

§4.       The SABESP shall remain the provider of the SERVICES in the Capital until the PARTIES agree or the ARSESP provisionally establishes the amount of the indemnification, the form of payment and the corresponding obligation of the new operator of the SERVICES to pass along the indemnity funds to the SABESP.

§5.       The utilization of the mechanisms of payment inserted in a contract executed with the new operator of the SERVICES shall not eliminate the responsibility of those that are determined to be the conceding power(s), if the new operator of the SERVICES does not honor the commitments assumed.

Clause 82.  The investments that have not been amortized or depreciated and duly indexed by IPCA/IBGE inflation, relating to ENTAILED ASSETS that revert to the grant-conceding power(s), shall be indemnified.

§1.       If this CONTRACT is extinguished through takeover or termination, as provided, respectively, in Clause 68(b) and (d), the indemnification calculated under the terms of this clause shall include supplemental indemnification set at 15% (fifteen percent) of the amount calculated.

§2.       If this CONTRACT is extinguished through forfeit as provided in Clause 68(c), the indemnification calculated under the terms of this Clause shall be reduced by a penalty set at 10% (ten percent) of the amount computed.

Clause 83.  The SABESP recognizes that the indemnities provided in this CHAPTER 4 – INDEMNITIES DUE are sufficient and just, for which reason no other indemnities of any kind, including under the rubric of lost profits, incidental damages or demobilization costs, shall be owed under any circumstances.

Clause 84.  In any case, the penalties, indemnities and any other amounts owed by the SABESP to the STATE, to the MUNICIPALITY or to the ARSESP shall be discounted from the indemnification that it is owed.

Clause 85.  If this CONTRACT is cancelled upon the initiative of third parties, the ENTAILED ASSETS shall not revert to the STATE and/or to the MUNICIPALITY, and the SABESP shall remain as the provider of the SERVICES in the Capital, and no indemnification shall be owed to the SABESP.

TITLE IX – CONFLICT RESOLUTION

CHAPTER 1 – AMICABLE RESOLUTION

Clause 86.  The PARTIES shall use their best efforts to resolve amicably any dispute, controversy or complaint arising from or in connection with this CONTRACT, or the violation, termination or invalidity of it.

TITLE X – MISCELLANEOUS

CHAPTER 1 – LIABILITIES

Clause 87.  The SABESP is exclusively and completely responsible for any and all liabilities that it has caused before the execution of this CONTRACT, even if they are formalized and recognized after its execution.

§1.       The responsibility provided for in this clause includes, but is not limited to, liabilities of an environmental, labor, civil, tax, pension, criminal or corporate nature, due to the supervision, assessment and/or decision of any organ or tribunal.

§2.       Any responsibility of the SABESP in relation to the liabilities referred to in this Clause shall not lead, in any circumstance, to the economic-financial rebalancing of the CONTRACT.

§3.       If the liability in question is not due to an act or omission involving SABESP’s negligence or willful misconduct, the provisions in the main clause and §1 of this Clause shall not entail a waiver of any right, exception, action or intention of the SABESP, that has been presented or that may be presented against others before any administrative or judicial court or tribunal.

CHAPTER 2 – CALCULATION OF PERIODS

Clause 88.  In calculating the periods established in this CONTRACT, the start date is excluded and the end date is included, considering consecutive days, except when explicitly provided otherwise.

Clause 89.  The periods referred to in this CONTRACT only begin and end in business hours of the NOTIFIER and the NOTIFIED.

CHAPTER 3 - PUBLICATION AND REGISTRATION

Clause 90.  Within 20 (twenty) days of the date of execution of this CONTRACT, the STATE and the MUNICIPALITY shall arrange for its publication in the respective official press, and shall attend to the standards of the Tribunal de Contas do Estado de São Paulo and the Tribunal de Contas do Município de São Paulo.

CHAPTER 4 – EXERCISE OF RIGHTS

Clause 91.  The failure to exercise, or the late or partial exercise of any right afforded to any of the PARTIES by this CONTRACT, shall not signify their waiver, nor impede their later exercise, nor constitute a novation of the respective obligation.

CHAPTER 5 – SURVIVAL

Clause 92.  If any of the provisions of this CONTRACT are declared void or invalid, such declaration shall not affect the validity of the other contractual provisions, which shall remain in full force.

CHAPTER 6 – COMMUNICATIONS

Clause 93.   The Communications between the parties shall be directed to the respective legal representatives or to the persons designated by them.

CHAPTER 7 – FORUM

Clause 94.  The forum of the Fazenda Pública da Comarca da Capital do State de São Paulo is competent to handle matters relating to this CONTRACT that could not be resolved amicably or through the mechanisms to resolve conflicts provided for in this CONTRACT.

And, being in agreement, the PARTIES sign 3 (three) copies of this CONTRACT, each of equal form and substance, in the presence of the witnesses who have signed below.

São Paulo, June 23, 2010.

STATE OF SÃO PAULO:	MUNICIPALITY OF SÃO PAULO :

Governor	Mayor

SABESP:

President	Metropolitan Officer

Chief Financial Officer and Investor Relations Officer

WITNESSES:

Lucas Navarro Prado	Clóvis de Barros Carvalho

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 13, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.